April 29, 2014

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Grupo Financiero Santander México, S.A.B. de C.V. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 29, 2014. This disclosure can be found on pages 141 to 142 of the Annual Report on Form 20-F and is incorporated by reference herein.

Very truly yours,

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

By:	/s/ Marcos Alejandro Martínez Gavica
	Name:	Marcos Alejandro Martínez Gavica
	Title:	Executive President and Chief Executive Officer